ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 25, 2023	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Disclosure Review and Accounting Office

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Lisa Larkin

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On July 5, 2023, Lisa Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Teo Sax and Kelsey Barrett of Ropes & Gray LLP, the Trust’s counsel, in connection with the Staff’s review of Post-Effective Amendment No. 38 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 42 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed on May 26, 2023, pursuant to Rule 485(a) under the Securities Act and relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust (the “485(a) Amendment”).

The Staff requested that the Registrant’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Where relevant, these responses will be reflected in Post-Effective Amendment No. 39 under the Securities Act and Amendment No. 43 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around July 28, 2023, pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”). Defined terms used but not defined herein shall have the meanings given to them in the 485(a) Amendment.

1.	Comment: We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the Staff’s comment.

- 2 -	July 25, 2023

2.

Comment: The Staff refers to the following disclosure in the “Fund Summary—Summary of Fees and Expenses—Portfolio Turnover” section in Prospectus: “During the fiscal year ended March 31, 2023, the Fund’s portfolio turnover rate was [846]% of the average value of its portfolio. [Had mortgage to be announced securities (“TBAs”) roll transactions been excluded, the portfolio turnover rate would have been 182%.]” Please consider deleting the bracketed sentence, as such disclosure is not typically included in a summary prospectus.

Response: The Registrant believes that the bracketed sentence provides important context that will help investors understand the portfolio turnover figure required to be disclosed in the summary prospectus. Therefore, the Registrant respectfully submits that the referenced disclosure is appropriate. The Registrant will remove the brackets and revise the referenced disclosure as marked below.

“During the fiscal year ended March 31, 2023, the Fund’s portfolio turnover rate was ~~[~~846~~]~~% of the average value of its portfolio (182% of the average value of its portfolio had~~. [Had~~ mortgage to be announced securities (“TBAs”) roll transactions been excluded)~~, the portfolio turnover rate would have been 182%~~.~~]~~”

3.

Comment: The Staff refers to the following disclosure in the “Principal Investment Strategies” section in Prospectus: “The Adviser may invest up to 25% of the Fund’s assets in unaffiliated hedge funds, funds traded publicly on foreign exchanges, funds that are Undertakings for Collective Investment in Transferable Securities (“UCITS funds”), real estate investment trusts (“REITs”), business development companies (“BDCs”), open-end and closed-end registered investment companies (including without limitation unit investment trusts (“UITs”) and exchange-traded funds (“ETFs”)), and other commingled investment vehicles (collectively, the “Investment Funds”).” Please consider specifying in the disclosure the types of entities referred to by “other commingled investment vehicles.” Please confirm supplementally whether the “other commingled investment vehicles” include funds exempt from registration under Sections 3(c)(1) or 3(c)(7) of the Investment Company Act and, if so, whether the Fund invests more than 15% of the Fund’s assets in such funds.

Response: The Registrant submits that “other commingled investment vehicles” include various types of investment vehicles that do not fit within any of the enumerated categories, including, for example, certain commodity-focused ETFs that are not registered as investment companies. Because the list is intended to illustrate—and not to limit—the types of underlying funds in which the Fund may invest, the Registrant believes the current disclosure is adequate and appropriate.

The Registrant submits that the Fund may invest in unaffiliated hedge funds or other underlying funds that are exempt from registration pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act. The Registrant confirms that the Fund will not invest more than 15% of the Fund’s assets in such funds.

- 3 -	July 25, 2023

4.

Comment: The Staff notes that the “Fund Summary—Principal Investment Strategies” section in the Prospectus mentions “volatility and variance swaps”. Please consider adding a plain English description of “volatility and variance swaps.”

Response: The Registrant will revise the disclosure as marked below:

“The derivative instruments in which the Fund may invest include futures and forward contracts, such as index, interest rate, or government bond futures and TBAs; swaps, such as credit default swaps, total return swaps, interest rate swaps (including constant maturity swaps), currency swaps, swaptions, volatility and variance swaps (which provide exposure to the future volatility of an asset without exposure to the direction of price movements of that asset), and/or contracts for difference; call and put options including writing (selling) calls against positions in the portfolio (“covered calls”) or writing (selling) puts, OTC options, currency options, and non-standard options, including digital options (otherwise known as binary options or all-or-nothing options) and barrier options, which come into existence (“knock-in”) or cease to exist (“knock-out”) if the price of a reference asset reaches a particular threshold before the contract’s expiration; warrants and rights; and any security described above issued by a SPAC.”

5.

Comment: The Staff notes that the “Fund Summary—Principal Investment Strategies” section in the Prospectus refers to “digital options (otherwise known as binary options or all-or-nothing options).” Please consider adding or revising corresponding risk disclosure to address such non-standard options.

Response: The Registrant will add the following disclosure to the “More on The Fund’s Investment Strategies, Investments, and Risks—Principal Investment Risks—Investment and Trading Risks in General—Derivative Risk—Options” section of the Prospectus.

“Certain of the options purchased or sold by the Fund may have non-standard payout structures or other non-standard characteristics (e.g., digital options that provide for a pre-determined all-or-nothing payment if, at the time of the expiration of the option, the price of a reference asset exceeds a particular threshold and barrier options that come into existence (knock-in) or cease to exist (knock-out) if the price of a reference asset reaches a particular threshold before the option’s expiration). Options with non-standard terms may be more difficult to value and less liquid than more standard types of options. In addition, if a digital option is being used for hedging purposes, the non-standard payout structure may make the option less likely to offset the downside risk that it is intended to hedge.”

6.

Comment: The Staff refers to the following in the “Fund Summary—Principal Investment Risks—Risks Associated with Adviser, Sub-Advisers, and the Operation of the Fund—Tax Risk” section in the Prospectus: “Further, the Fund’s investments in and through underlying entities such as the Cayman Subsidiary and other investment vehicles may also make it difficult for the Fund to meet the RIC qualification requirements regarding the diversification of its assets.” Please explain supplementally what types of entities are referred to by “other investment vehicles” and whether the addition of the disclosure was the result of a change in the Fund’s risk exposure.

- 4 -	July 25, 2023

Response: The Registrant submits that “other investment vehicles” may include the Domestic Subsidiaries (as defined in the 485(a) Amendment) and Investment Funds. The Registrant submits that the addition of the referenced disclosure was intended to enhance disclosure of existing risks and was not the result of a change in the Fund’s risk exposure.

7.

Comment: The Staff refers to the following disclosure in the “Investment Policies and Restrictions—Organization and Management of the Wholly-Owned Subsidiaries” section of the Statement of Additional Information: “In addition, the Fund or its subsidiaries may from time to time invest in wholly-owned special purpose vehicles in order to access or facilitate particular investments made in accordance with the Fund’s investment strategies.” Please consider adding disclosure to the summary and statutory Prospectus describing the “wholly-owned special purpose vehicles” and whether they are different from the wholly-owned and controlled subsidiaries mentioned elsewhere in the Prospectus and Statement of Additional Information.

Response: The Registrant submits that on rare occasions the Fund may invest in wholly-owned special purpose vehicles formed for operational or administrative reasons to facilitate particular investments. Because such special purposes vehicles would be used only on rare occasions for specific purposes, the Registrant does not believe further disclosure regarding such entities is necessary in the Fund’s Prospectus. The Registrant will revise the referenced disclosure as marked below, to clarify that such special purpose vehicles would be different from the Cayman Subsidiary and Domestic Subsidiaries described elsewhere in the Prospectus and Statement of Additional Information:

“In addition to the Cayman Subsidiary and the Domestic Subsidiaries, the Fund or its subsidiaries may from time to time invest in wholly-owned special purpose vehicles in order to access or facilitate particular investments made in accordance with the Fund’s investment strategies.”

8.

Comment: The Staff makes references to the following disclosure in the “Management—Potential Conflicts of Interest—Non-Discretionary/Advisory Clients” section of the Statement of Additional Information: “The Adviser and its affiliates, however, are not obligated to provide to provide non-discretionary clients with any information with respect to any discretionary investment funds or accounts managed by the Adviser, Blackstone, or their respective affiliates.” Please revise to remove the repeated words “to provide.”

Response: The Registrant will make the requested change.

9.

Comment: The Staff makes reference to the following language in the “Proxy Voting Policy and Procedures for Aperture Investors, LLC and Aperture Investors UK, LTD.” included in Appendix A to the Statement of Additional Information: “If the Advisers becomes aware of any material inaccuracies in the information provided by the Proxy Voting Service, the CCO will [. . . ]” Please correct the subject-verb disagreement in the referenced sentence.

- 5 -	July 25, 2023

Response: The Registrant submits that the referenced language in Aperture’s proxy voting policies and in the form of such policies included in Appendix A to the Statement of Additional Information has been revised as marked below:

“If the Advisers become~~s~~ aware of any material inaccuracies in the information provided by the Proxy Voting Service, the CCO will [. . .]”

10.

Comment: The Staff notes that the following language in the “Summary of Proxy Voting Policy for Melqart Asset Management (UK) Limited” included in Appendix A to the Statement of Additional Information: “This Record holds all the information mentioned above expect the rational and the analysts who made the decision on the election.” Please revise to clarify the meaning of the sentence.

Response: The Registrant submits that the referenced language in Melqart’s proxy voting policies and in the summary of such policies included in Appendix A to the Statement of Additional Information has been revised as marked below:

“This Record holds all the information mentioned above ~~expect~~except the ~~rational~~rationale and the name of the analyst(s)~~analysts~~ who made the decision on the election.”

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If you have any questions concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Investment Advisors LLC

Stephen Adams, Blackstone Alternative Investment Advisors LLC